

May 11, 2011

Via Facsimile
Michael G. Jamieson
Chief Executive Officer
MAM Software Group, Inc.
Maple Park, Maple Court, Tankersley
Barnsley, UK S75 3DP

> **Re:** **MAM Software Group, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 16, 2010**
> **Form 10-K/A for the Fiscal Year Ended June 30, 2010**
> **Filed March 7, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 3, 2011**
> **File No. 000-27083**

Dear Mr. Jamieson:

We have reviewed your letter dated March 7, 2011 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 10, 2011.

Form 10-K/A for the Fiscal Year Ended June 30, 2010

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Recent Sales of Unregistered Securities, page 31

1.   Your response to prior comment 1 and your disclosure in the amended Form 10-K fail to state the section(s) of the Securities Act or the rule of the Commission relied upon for the

unregistered offering. Please specify in your response letter the exemption(s) relied upon and confirm that you will include such disclosure in future filings.

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 62

2.   We note your response to prior comment 6. To the extent you continue to include a Compensation Discussion and Analysis section in future filings, please confirm that you will expand your disclosure to discuss in greater detail your cash and non-cash incentive compensation and how such compensation is impacted both by the individual performance of the named executive officers as well as by the achievement or non-achievement of incentive targets. Note that to the extent you are not relying on Instruction 4 to Item 402(b) to omit incentive targets, you must discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels. Please confirm your understanding.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Item 4. Controls and Procedures

Changes in Internal Control Over Financial Reporting, page 7

3.   You have disclosed that "there were no changes in our internal control over financial reporting in the Company's second fiscal quarter of the fiscal year ending June 30, 2011 covered by this Quarterly Report on Form 10-Q…" (emphasis added). The date appears to be in error. Please confirm, if true, that there were no changes in your internal control over financial reporting that occurred during the quarterly period ended March 31, 2011 that has materially affected or is reasonably likely to materially affect, your internal control over financial reporting. Please also confirm that you will provide conforming disclosure in future filings.

        If you have any questions, please contact Maryse Mills-Apenteng, Special Counsel, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

                                        Sincerely,

                                        /s/ Stephen Krikorian

                                        Stephen Krikorian
                                        Accounting Branch Chief